Exhibit 99.1

Dr. Christine Mummery appointed to Galapagos' Board of Directors

Mechelen, Belgium; 4 November 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) announced the appointment of Dr. Christine Mummery to its Board of Directors as an independent non-executive director.

Galapagos' Board of Directors has appointed Dr. Mummery to fill the vacancy that has arisen on the Board as a result of the resignation of Dr. Vicky Sato on 31 December 2014.

As of 2008, Dr. Christine Mummery is Professor of Developmental Biology and Chair of the Department of Anatomy and Embryology at the Leiden University Medical Centre (LUMC) in The Netherlands.  After her PhD in BioPhysics at London University, she was postdoctoral fellow at the Hubrecht Institute in Utrecht, later also staff member and group leader.  She became Professor at the Interuniversity Cardiology of the Netherlands (ICIN) at the University Medical Centre Utrecht in 2002.  In 2007, she was a joint Harvard Stem Cell Institute/Radcliffe fellow at Harvard and Massachusetts General Hospital at the time human induced pluripotent stem cells were being developed and was the first to derive iPSC lines from patients.  Her primary research focus is currently the development and use of stem cells in cardiovascular development and disease.

She served on the Ethical Councils of the Ministry of Health, is member of the Royal Netherlands Academy of Arts and Sciences (KNAW), editor in chief/editorial board member of several journals, former board member of ISSCR and past-president of the International Society of Differentiation.  In addition, she is on the board of ZonMW (Dutch Medical Research Council) and chairs the executive board of the hDMT Institute for human Organ and Disease Model technologies, a non-profit R&D institute of which Galapagos is a founding partner.

Dr. Mummery: "Galapagos is a great company, positioned to make a difference in taking innovative drug discovery to patients.  I am honored to join the team in that process."

"We are very pleased that Christine has agreed to become a member of the Galapagos Board of Directors.  Her proven track record of scientific research and accomplishments will make her an excellent Board member," commented Onno van de Stolpe, CEO of Galapagos.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases.  Galapagos has reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  Galapagos is preparing to enter Phase 3 studies in RA and to report Phase 2 topline results with filgotinib in Crohn's disease.  In the field of cystic fibrosis, AbbVie and Galapagos collaborate to develop and commercialize molecules that address mutations in the CFTR gene.  Potentiator GLPG1837 is expected to enter Phase 2 by end 2015, corrector GLPG2222 is expected to enter Phase 1 by end 2015, and C2 corrector GLPG2665 is expected to enter Phase 1 by mid 2016.  GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, will report topline results in Q4 2015 from a Phase 2 proof-of-concept trial in ulcerative colitis patients.  GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More info at www.glpg.com.

Contact

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties.  These statements are often, but are not always, made through the use of words or phrases such as "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," "continues," "we believe," "we intend," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the SEC on May 14, 2015 and future filings and reports by the company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.